

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Bryant Owens
President
WF Card Funding, LLC
550 S. Tyron Street
Floor 18
Charlotte, North Carolina 28202

> **Re: WF Card Funding, LLC**
> **WF Card Issuance Trust**
> **Registration Statement on Form SF-3**
> **Filed May 15, 2024**
> **File Nos. 333-279409 and 333-279409-01**

Dear Bryant Owens:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly, or indirectly, by the depositor or any affiliate of the depositor has been current and timely with the Exchange Act reporting during the last twelve months with respect to the asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Please also provide the CIK for any affiliate, including any issuing entities, of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Application of Collections of Finance Charges and Principal Payments, page 42

2. We note that collections will be applied to "WF Card Series," "Other Series of Notes, if any," and "Funding (Holder of the Transferor Interest)." However, the charts on page 43

end the flow of funds at "Remainder to Issuing Entity." Please revise the chart on page 43 to clarify whether the reference to "Remainder to Issuing Entity" includes "Other Series of Notes, if any," "Funding" or something else.

WF CardSeries Required Subordinated Amount, page 45

3.   We note in the second paragraph that "the issuing entity may change the RSA and the related percentages for any tranche of notes at any time." We also note that the related percentages of outstanding classes are stipulated in section 2.02 of the Indenture. In an appropriate section, please revise to describe how noteholders will be notified of any changes. Refer to Item 1111(g)(12) of Regulation AB.

Risk Factors
Other Legal and Regulatory Risks, page 60

4.   We note the disclosure that the "Supreme Court is likely to rule on the constitutionality of the CFPB's funding structure by the end of June. Depending on how the Supreme Court rules on that question, the court in the late fee litigation may need to address the bases for a preliminary injunction that were previously not addressed in order to determine if the preliminary injunction should remain in effect." Please revise to reflect the Supreme Court's ruling on the constitutionality of the CFPB's funding structure.

Use of Proceeds, page 88

5.   We note the disclosure that the net proceeds from the sale of each series will be paid to Funding. Please revise to clarify whether any of the proceeds from the offering will be used by the issuing entity or if all net proceeds will be paid directly to Funding to use for its own purposes. If issuing entity will use a portion of the proceeds, revise to disclose how the issuing entity intends to use the proceeds, including the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K. If the issuing entity will not use any of the proceeds, revise to clarify whether the payment of net proceeds directly to Funding will result in a reduction of the Transferor's Interest.

The Receivables, page 171

6.   We note that the receivables held by the issuing entity may include receivables that are contractually delinquent. Please revise to clarify whether any receivables at the time of transfer to the issuing entity will be delinquent. Also, confirm that delinquent assets will be limited to less than 20% of the asset pool. See General Instruction I.B.1(e) of Form SF-3.

Annex I
Review of Receivables in the Trust Portfolio, page 14

7.   We note your disclosure on page 11 that "Funding may add additional receivables to the issuing entity at any time without limitation, provided the receivables are eligible

receivables." Please revise here to confirm that you will perform a review of receivables that are added to the pool and whether the review will be the same or different than the one described in this section.

Exhibit 5.1 Legal Opinion, page 1

8.   We note your legal opinion is limited to New York and Federal law. Please revise to also provide an opinion that covers Delaware law.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Shalini Shah at 202-551-5942 or Rolaine Bancroft at 202-551-3313 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance